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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4 )


                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------


                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   980903 20 7
                                   -----------
                                 (CUSIP Number)


                              Carl F. Barnes, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts 02451
                                 (781) 622-5930
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 15, 2002

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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CUSIP NO. 980903 20 7                 SCHEDULE 13D             PAGE 2 OF 6 PAGES


1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Robert B. Ashton

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [x]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

                  PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

NUMBER OF           7     SOLE VOTING POWER                 487,451
SHARES
BENEFICIALLY        8     SHARED VOTING POWER                     0
OWNED BY
EACH                9     SOLE DISPOSITIVE POWER            487,451
REPORTING
PERSON WITH         10    SHARED DISPOSITIVE POWER                0


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  487,451

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.5%

14     TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  980903 20 7             SCHEDULE 13D               PAGE 3 OF 6 PAGES


Robert B. Ashton (the "Reporting Person") hereby amends his statement on
Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, Workgroup Technology Corporation (the "Issuer"), as set forth below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended to add the following:

         As further described in Item 5, below, the Reporting Person acquired 7,800 additional Shares of the Issuer's Common Stock in open market transactions between February 1, 2002 and March 14, 2002, for an aggregate purchase price of $7,122. The Reporting Person used personal funds to acquire all such Shares.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Person purchased the Shares identified in his initial statement on Schedule 13D for investment purposes. After discussions with the Issuer's management and certain members of the Board of Directors of Issuer (the "Board"), however, the Reporting Person, in a letter dated as of January 22, 2002, informed the Board of his concerns regarding the Issuer's business, prospects and financial condition. Upon further discussions with management, the Reporting Person has come to the conclusion that the Issuer and its stockholders would be better served were the Issuer to be sold rather than to continue operations as a public company. In a letter dated March 15, 2002 (the "March Letter"), the Reporting Person informed the Issuer of his beliefs. The Reporting Person has discussed his position with other stockholders of the Issuer, including Johan Magnusson, an affiliate of Rocket Software, Inc. In the March Letter, the Reporting Person expressed his support for the proposal by Johan Magnusson on behalf of Rocket Software, Inc. to maximize stockholder value through the sale of the Issuer to Rocket Software, Inc. or to any higher bidder that may emerge after an open auction process.

         The Reporting Person may make additional purchases of shares of the Common Stock or other securities of the Issuer in such manner and in such amounts as he determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including his further evaluation of the Issuer's business, prospects and financial condition, the Board's response to Johan Magnusson's recommendations, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market, in private transactions or directly from the Issuer. Alternatively, based on the same factors, the Reporting Person may sell or otherwise dispose of some or all of the Shares or any such other securities of the Issuer.

         The Reporting Person also intends to communicate, contact, share information with or otherwise discuss potential agreements and transactions with management of the Issuer and other stockholders of the Issuer, as well as with industry sources, financing sources, and other potential strategic or financial buyers. Any such discussions could have the effect of changing the Reporting Person's intentions with respect to his ownership of the Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

          (a)-(b) The Reporting Person is the beneficial owner of 487,451 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such Shares constitute approximately 26.5% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote and the sole power to dispose of the Shares.

         (c) The Reporting Person effected the following open market purchases of the Issuer's Common Stock since the date on which he filed Amendment No. 3 to his initial statement on Schedule 13D relating to the Shares:

                                                              AGGREGATE PURCHASE
  DATE OF PURCHASE     NUMBER OF SHARES    PRICE PER SHARE           PRICE

    02/01/2002              3,000               $1.03              $3,090.00
    03/13/2002              3,600               $0.84              $3,024.00
    03/14/2002              1,200               $0.84              $1,008.00

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CUSIP NO.   980903 20 7              SCHEDULE 13D              PAGE 4 OF 6 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety as follows:

         The Reporting Person acquired 400,245 of the Shares referred to in Item 5 from the Sellers pursuant to a Letter Agreement dated as of November 21, 2001, by and among the Reporting Person, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. The Reporting Person paid $132,080.85 to the Sellers for such Shares. The Reporting Person has entered into no agreement or arrangement with any other party concerning the voting of or control over the Shares or any other shares of the Issuer's Common Stock. Nor has the Reporting Person made any commitments to any stockholder or any other person concerning support of a bid for the Issuer or any other acquisition of or transaction with the Issuer. The Reporting Person specifically disclaims the existence of or membership in any group for reporting purposes.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are hereby filed as exhibits:

         1 . Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (incorporated by reference to the Reporting Person's
               Schedule 13D filed on November 30, 2001).

         2. Letter dated January 22, 2002, from the Reporting Person to the Issuer (incorporated by reference to the Reporting Person's Amendment No. 2 to his initial statement on Schedule 13D filed on January 23, 2002).

         3.    Letter dated March 15, 2002, from the Reporting Person to the
               Issuer.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:       March 18, 2002

                                                /s/ Robert B. Ashton
                                                --------------------------------
                                                Robert B. Ashton


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CUSIP NO.  980903 20 7               SCHEDULE 13D             PAGE 5 OF 6 PAGES



                                  EXHIBIT INDEX


1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (incorporated by reference to the Reporting Person's Schedule 13D filed on November 30, 2001).

2. Letter dated January 22, 2002, from the Reporting Person to the Issuer (incorporated by reference to the Reporting Person's Amendment No. 2 to his initial statement on Schedule 13D filed on January 23, 2002).

3.   Letter dated March 15, 2002, from the Reporting Person to the Issuer.